Exhibit 99.2

Date:	October 6, 2009

To:	Eligible {Site} Optionees

From:	Local HR Rep

Re:	{Site} Stock Option Exchange Information Session(s)

Per the email regarding the upcoming Stock Option Exchange Program sent to you on October 5, 2009, this message is to advise of upcoming information sessions that will be held at the {Site} location(s).

Stock Option Exchange Information Sessions will be held in {location} on the following date(s):

{Site}, {Day}, {Date}, {Time} in {meeting room location}

Eligible optionees holding eligible options may also attend a phone conference scheduled for:

{Day}, {Date}, {Time}, {Call in information}

Please contact me with questions regarding these upcoming Exchange information sessions.

{Local HR Rep}

*****

Key legal disclosure

The option exchange program described in this letter has not yet commenced. VeriFone will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange program. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

VeriFone stockholders and option holders will be able to obtain the written materials described above and other documents filed by VeriFone with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110, Attention: Investor Relations.